                                                              EXHIBIT (4)(b)(ix)

                               [LOGO] METLIFE(R)
                      METROPOLITAN LIFE INSURANCE COMPANY
               (A Mutual Company Incorporated in New York State)
               One Madison Avenue--New York, New York 10010-3690

                        MULTIFUNDED ANNUITY CERTIFICATE

This certificate is a tax-sheltered annuity under Section 403(b) of the Internal Revenue Code. It is a legal contract between you and MetLife that contains your benefits and rights and your beneficiary's rights in an easy to read Question and Answer format. Please read this certificate carefully.

CERTIFICATE DATE                                                   July 15, 1996

DATE FIRST CERTIFICATE YEAR ENDS                                  March 31, 1997

PARTICIPANT'S NAME                                                      John Doe

CERTIFICATE NUMBER                                                       9876543

INITIAL ADMINISTRATIVE FEE                                    None (See item 13)

PARTICIPATING                                                   No (See item 12)


ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. AVAILABLE SEPARATE ACCOUNT INVESTMENT DIVISIONS AS OF THE CERTIFICATE DATE ARE: THE METROPOLITAN GROWTH, INCOME, DIVERSIFIED, AGGRESSIVE GROWTH, INTERNATIONAL STOCK AND STOCK INDEX DIVISIONS; THE FIDELITY GROWTH, OVERSEAS, EQUITY-INCOME, INVESTMENT GRADE BOND, MONEY MARKET, ASSET MANAGER DIVISIONS AND THE CALVERT RESPONSIBLY INVESTED BALANCED DIVISION. A DESCRIPTION OF EACH OF THESE DIVISIONS IS INCLUDED IN THE PROSPECTUS.

                            10-DAY RIGHT TO EXAMINE

You may return your certificate to us at our designated office or to the person through whom you purchased it within 10 days of the date you receive it. If you return it within the 10 day period, the certificate will be canceled from the Certificate Date. We will return any purchase payments received on your behalf.


/s/ Joseph A. Reali             /s/ Ted Athanassiades

Joseph A. Reali                 Ted Athanassiades
Vice-President and Secretary    President and Chief Operating Officer

                                   Cover Page

Form G.4380-V
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1.   WHAT DO THE BASIC TERMS IN MY CERTIFICATE MEAN?

     "Account Balance" is the entire amount we hold under this certificate for you.

     "Certificate Year" for the first year is measured from the certificate date and continues to the date specified on the cover page. Each new certificate year begins the next day. For example, since the certificate date is July 15, 1996 and if the first certificate year ends March 31, 1997, the second certificate year begins April 1, 1997 and ends on March 31, 1998. The certificate anniversary will be July 15th.

     "Code" means the Internal Revenue Code.

     "Designated Office" is the administrative office servicing your certificate. Currently, it is MetLife's office at 1125 17th Street, Denver, Colorado 80202. If we change it, we will tell you.

     "Funding Options" refer to the Metropolitan Series Fund, Inc., the Calvert Responsibly Invested Balanced Portfolio and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II. All are either mutual funds or series of mutual funds used only for insurance and annuity contracts such as this one. The Metropolitan Series Fund and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II are divided into portfolios each of which has its own investment objectives.

     "Investment Divisions" are part of the Separate Account. Each division invests in a corresponding portfolio or series of the Funding Options, rather than investing directly in stocks, bonds or other investments.
     Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio or series, reduced by charges under this certificate for services and benefits we provide. The cover page shows the available divisions. We will tell you about any changes.

     "Purchase Payment" refers to money received in your certificate whether sent by your employer or under a transfer or exchange. A purchase payment in the Fixed Interest Account includes, for interest crediting, any transfers from the Separate Account.

     "Purchase Payment Year" for any purchase payment, for the first year, is measured from the date we receive it in our designated office and continues until the last day of the month in which the anniversary of such receipt occurs. Each new purchase payment year begins on the first day of the next month (this works much like certificate years, except that purchase payment years are determined separately for each purchase payment).

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     "We", "Us", "MetLife" and "Our" refer to Metropolitan Life Insurance
     Company.

     "You", "Your", "Me", "My" or "I" refer to the participant. Your rights under this certificate are nonforfeitable; i.e., your rights cannot be taken away.

2. HOW ARE PURCHASE PAYMENTS ALLOCATED AND HOW MUCH MONEY CAN BE DEPOSITED UNDER MY CERTIFICATE?

     Annuity purchase payments may be made at any time while you are alive and before the date income payments begin. All purchase payments should be sent to our designated office.

     You choose how purchase payments are allocated among the Fixed Interest Account and the investment divisions of the Separate Account. You may change your allocation for new purchase payments by informing us in writing. The change will be made upon receipt, unless you specify a later date, which may be up to 30 days after we receive the request. Allocations must be in whole number percentages (e.g., 33 1/3% cannot be chosen).

     The lifetime maximum for all purchase payments (except for transfers or rollovers) is $500,000. We may either return amounts which are above this limit or agree to take them. We may change the maximum by telling you in writing at least 90 days in advance.

     Sections 403(b) and 415 of the Code limit the annual and aggregate amounts that may be deposited in 403(b) contracts. The purchase payments permitted under this certificate may not exceed these limitations or the limitations in Sections 402(g) and 457(c)(1) of the Code which apply to elective deferrals under this certificate and all other contracts you have through your employer.

     We will not accept any purchase payments under this certificate while you are withdrawing money under a systematic termination under item 5 below, or after you have made a withdrawal based on termination of employment under item 5(v) below.

3.   CAN MY CERTIFICATE BE CANCELED?

     If we do not receive purchase payments under your certificate for over 36 consecutive months and the account balance is less than $2,000, we may, if permitted by law, cancel your certificate by paying you the full withdrawal value as if you had asked for a full cash withdrawal.

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4.   WILL METLIFE ACCEPT TAX-DEFERRED AND AFTER-TAX PURCHASE PAYMENTS?

     We will accept the following types of tax-deferred purchase payments, which are not included in your gross income under the Code:
     (a)  Salary reduction elective deferrals--Purchase payments sent by your
          -----------------------------------
          employer under a salary reduction agreement with you.
     (b)  Transfers and Exchanges--Purchase payments resulting from the tax-free
          -----------------------
          transfer or exchange of other 403(b) annuity contracts or custodial accounts.

     We will accept employee after-tax purchase payments or any other after-tax purchase payments permitted under Section 403(b) of the Code.

5.   CAN I MAKE WITHDRAWALS?

     Yes, but only to the extent permitted under Federal income tax rules as discussed in item 9 below.

     To request a withdrawal, you may contact our designated office. Any withdrawal request must be signed by you and must clearly state the account (and investment division, if any) from which the withdrawal is to be made. The minimum withdrawal is $500. There are no restrictions on withdrawals from any investment division.

     Withdrawal to make direct transfers to 403(b) contracts or accounts may be made only as permitted by Federal income tax rules. Amounts subject to the withdrawal restrictions described in item 9 may only be transferred to contracts or accounts with the same or stricter restrictions.

     While a loan is outstanding, you may not make any withdrawals that would reduce your Fixed Interest Account balance below 125% of any outstanding loan balance. Any outstanding loan balance will be deducted from your Fixed Interest Account balance, to the extent permitted by the withdrawal restrictions described in item 9, before payment of a full withdrawal, income payments, or a death benefit. If the withdrawal restrictions prevent this, no full withdrawal may be made.

     If you make a partial withdrawal from the Fixed Interest Account, we will first withdraw any amounts from deposits, and then withdraw other amounts from earnings on such deposits, in each case on a "first-in, first-out"
     (FIFO) basis. To determine from what amounts a withdrawal is taken for tax purposes, we will apply tax rules which may be different.

     A full withdrawal from the Fixed Interest Account may be made if you tell us of your intention to make a full withdrawal and your the Fixed Interest Account is paid annually over four years ("systematic termination") as follows:

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     (a)  20% of your Fixed Interest Account balance (less any outstanding loan balance) upon receipt of the request (reduced by any partial withdrawal from your Fixed Interest Account balance made in the same certificate year);
     (b) 25% of your then current amounts in the Fixed Interest Account balance (less any outstanding loan balance) one year later;
     (c) 33 1/3% of your then current amounts in the Fixed Interest Account balance (less any outstanding loan balance) two years later;
     (d) 50% of your then current amounts in the Fixed Interest Account balance (less any outstanding loan balance) three years later; and
     (e) the remainder of your amounts in the Fixed Interest Account balance (less any outstanding loan balance) four years later.

     The remaining withdrawal may be canceled at any time, but if this is done any new systematic termination would be paid over a new four year period. You may not make any other withdrawals after a systematic termination has been requested from any investment division.

     No full withdrawal from the Fixed Interest Account may be made other than under a systematic termination or pursuant to (i) to (v) below. There are no restrictions on withdrawal from any investment division.

     Partial withdrawals from the Fixed Interest Account may be made to the extent of 20% of your Fixed Interest Account, in any certificate year. For example, assume your Fixed Interest Account Balance is $20,000, and that no prior withdrawals during the certificate year have been made. You now ask for a withdrawal of $2,000 from your Fixed Interest Account (or 10% of the Fixed Interest Account balance). The entire amount may be withdrawn. If you then ask for another withdrawal in the same certificate year and at that time your Fixed Interest Account Balance is $19,000, the maximum additional amount that may be withdrawn is $1,900 (i.e., 10% of your Fixed Interest Account balance) for a total of 20% of your Fixed Interest Account balance withdrawn during the certificate year.

     Withdrawals from the Fixed Interest Account other than to make a systematic termination or for the 20% per certificate year exemption as described above are allowed only under the following circumstances:

     (i)    A full withdrawal made while you are disabled (as defined in Code
            Section 72(m)(7)).
     (ii) Any minimum withdrawal that is required to avoid Federal income tax penalties or to satisfy Federal income tax rules.
     (iii)  Any withdrawal made under item 16 after your death.
     (iv) Any withdrawal made to provide income payments for life, or for a period of five years or more if the payments cannot be accelerated.

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     (v)  Any full withdrawal of your account balance because of separation from service or because of retirement. Retirement may not be sooner than a date which occurs after and 10 years of uninterrupted participation under this certificate if you are no longer employed.
     (vi) Any withdrawal that is the result of an unforeseen hardship encountered by you (as verified in writing in a form acceptable to us).

     Proof of these circumstances satisfactory to us must be given to us if we ask for it.

     As required by law we have the right to delay paying any cash withdrawals from the Fixed Interest Account for up to six months. We do not intend to do this except in an extreme emergency. We would, of course, credit interest during any delay.

6.   WHAT IS THE FIXED INTEREST ACCOUNT AND HOW IS INTEREST CREDITED TO IT?

     Interest on amounts allocated to the Fixed Interest Account will be credited from the date they are received at our designated office or transferred from the Separate Account. Interest will be credited on amounts in the Fixed Interest Account until the earliest of: (a) withdrawal because of your death (or your spouse's if he or she continues the certificate),
     (b) the dates the amounts are withdrawn or transferred to the Separate Account, or (c) the date you start to receive income payments.

     For all amounts added to the Fixed Interest Account, interest rates will be set by us from time to time. The declared rate in effect when an amount is added to the Fixed Interest Account will be credited on that amount from the date it is added until the last day of the certificate year in which it is added.

     Thereafter, we will set interest rates for these amounts (and earnings on them) on or before the first day of each certificate year to be credited through the last day of such year.

     We may credit a different interest rate on transfers and exchanges under item 4(b) than we do on other purchase payments and on transfers from the Separate Account. The rates for new purchase payments and transfers from the Separate Account may be different than the rates credited on amounts already in the Fixed Interest Account. The rates may also vary depending on the amount of your account balance. None of our Fixed Interest Account interest rates will ever be less than 3%.

     The interest rates we declare are "annual effective yields". The actual rates we use on a day-to-day basis are slightly lower, but, if the purchase payment is left in your certificate for a full year, it will grow by the full amount on the interest rate we

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     declared, because we compound interest daily.

7.   WHAT IS THE SEPARATE ACCOUNT AND HOW DOES IT OPERATE?

     It is Metropolitan Life Separate Account E, an investment account we maintain separate from our other assets.

     We own the assets in the Separate Account.   The Separate Account will not
     be charged with liabilities that arise from any other business that we conduct. We will add amounts to the Separate Account from other contracts of ours.

     The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio or series of the Funding Options. Thus, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Funding Options to make. The Funding Options are also bought by other separate accounts of ours, our affiliates and other insurance companies.

     We keep track of each investment division of the Separate Account separately, using accumulation units. When you put money into an investment division, we give you accumulation units. When you take money out of the investment division, we reduce the number of your accumulation units. In either case, the number of accumulation units you gain or lose is determined by taking the dollar amount of the purchase payment, transfer or withdrawal and dividing it by the value of an accumulation unit at the time of the transaction. Thus, if you transfer in $5,000, and the value of an accumulation unit is $100, you will get 50 accumulation units.

     Initially, we set the value of each accumulation unit. At the end of each valuation period, we then revise it by taking the net asset value of a share in the applicable Funding Options portfolio or series at the end of the valuation period, add any Funding Options dividend or capital gain distribution during the valuation period, subtract any per share charge for taxes and reserves for taxes, and divide this total by the net asset value of a share of the same portfolio or series at the start of the valuation period. Then we subtract a charge not to exceed .000025905 per day (an effective annual rate of .95%) for administrative expenses and mortality and expense risks we assume under the certificate. This calculation results in a factor that we multiply the previous accumulation unit value by in order to determine the new accumulation unit value.

     A valuation period is the period between one calculation of an accumulation unit value and the next calculation. Normally, we calculate accumulation units once each day the New York Stock Exchange is open for trading, but we can delay this determination if an emergency exists, making valuation of assets in the Separate Account not reasonably practicable, or the Securities and Exchange Commission

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     permits such deferral.  We may change when we calculate the accumulation unit value by giving you 30 days notice, to the extent permitted by law.

     Amounts added to the Separate Account will be credited as of the end of the valuation period during which we receive them at our designated office or they are transferred from the Fixed Interest Account. Additions to or withdrawals from an investment division may only be made as of the end of a valuation period.

     We may make certain changes to the Separate Account if we think they would best serve the interests of participants in or owners of similar contracts or would be appropriate in carrying out the purposes of such contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

     Examples of the changes to the Separate Account that we may make include:

     o To transfer any assets in an investment division to another investment division, or to one or more other separate accounts, or to our general account; or to add, combine, or remove investment divisions in the Separate Account.

     o To substitute, for the Funding Options shares held in any investment division, the shares of another class of the Metropolitan Series Fund, Inc. or the shares of any other investment permitted by law.

     If any changes result in material change in the underlying investments of an investment division to which an amount is allocated under the certificate, we will notify you of the change. You may then make a new choice of investment divisions.

8.   CAN MONEY BE TRANSFERRED WITHIN THIS CERTIFICATE?

     Yes. An unlimited number of transfers can be made between investment divisions of the Separate Account or from an investment division to the Fixed Interest Account. Transfers can also be made from the Fixed Interest Account to the Separate Account. However, only 20% of the Fixed Interest Account balance may be transferred per certificate year to the Separate Account. While a loan is outstanding, you may not make any transfer that would reduce your Fixed Interest Account balance below 125% of the outstanding loan balance. You can make a transfer by telling us.

     If you make a transfer from the Fixed Interest Account, we will determine which purchase payments and earnings to take it from as if it was a withdrawal from the

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     certificate.  If you transfer money from the Fixed Interest Account to the
     Separate Account and then you transfer money from the Separate Account to the Fixed Interest Account (or from the Separate Account to the Fixed Interest Account and then from the Fixed Interest Account to the Separate Account) within 12 months, this will be treated as a return of the same money (whether or not it really is). Thus, after the transfer into the Fixed Interest Account, it will earn the same interest rate that it would have been earning had neither transfer ever taken place. Any amounts in excess of the original transfer and any amounts transferred back to the Fixed Interest Account more than 12 months after the first transfer will be treated as a new purchase payment to the Fixed Interest Account and will earn the current interest rate for new purchase payments.

9.   HOW DO FEDERAL INCOME TAX RULES AFFECT MY CERTIFICATE?

     These rules affect your certificate in several ways:

     (a) Purchase payments are not included in your gross income and, therefore, are not currently taxable. The earnings on these purchase payments are also tax-deferred.

     (b) Salary reduction elective deferral purchase payments after December 31, 1988 and the earnings credited to those purchase payments cannot be withdrawn until you attain age 59 1/2, retire, terminate employment, become disabled as defined in Code Section 72(m)(7), or die. This restriction also applies to earnings after December 31, 1988 on amounts attributable to your pre-1989 elective deferral purchase payments. We are required by the Code to prohibit these withdrawals, except as noted in this item 9(b) below.

          To the extent that we are required to apply the withdrawal restrictions of Code Section 403(b)(7)(A)(ii) to balances transferred on a non-taxable basis into this certificate, we will do so.

     (c) You must start to receive your account balance no later than April 1 of the calendar year following the calendar year in which you reach age 70 1/2. If you attained age 70 1/2 before January 1, 1988, you do not have to start to receive your account balance until April 1 of the calendar year following the year in which you retire. Payment must be in a lump-sum or in equal or substantially equal payments over a period not exceeding: (i) your lifetime; (ii) your life expectancy;
          (iii) the joint lifetimes of you and your beneficiary; or (iv) the joint life expectancy of you and your beneficiary. If your beneficiary is not your spouse and has a longer life expectancy than you, Federal income tax rules may require payment over a shorter period than shown in (iii) and (iv) above. Withdrawals must be made in accordance with Code Section 401(a)(9) and the regulations thereunder,

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          including Regulation 1.401(a)(9)-2.  Any withdrawal or income option under this certificate which is inconsistent with Code Section 401
          (a)(9) is not valid.

     (d) In order to preserve the status of your certificate as a 403(b) annuity, we have the right to amend this certificate to make it comply with Federal income tax rules. We will notify you of any amendments and when required by law, we will obtain the approval of the appropriate regulatory authority.

          We will refund all or part of your account balance, if necessary, to maintain your certificate as a 403(b) annuity. If we make such refunds or payments, we will adjust your account balance accordingly. Withdrawal charges will not apply.

     (e) For distributions made after 1992, notwithstanding any provision of this certificate to the contrary that would otherwise limit an election under this provision, you (or your surviving spouse or former spouse who is an alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code), hereinafter referred to as distributee, may elect at the time and in the manner prescribed by MetLife as payor to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan you specify in a direct rollover. A direct rollover is a payment of an eligible rollover distribution under this certificate to the eligible retirement plan specified by the distributee. An eligible rollover distribution from this certificate is the taxable portion of any distribution to you, except that an eligible rollover distribution does not include the following: (a) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy of the distributee or the joint lives or joint life expectancies) of the distributee and his or her designated beneficiary; (b) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) for a specified period of 10 years or more; (c) any distribution to the extent such distribution is required under Section 401(a)(9) of the Code; or (d) the portion of any distribution that is not includible in gross income. An eligible retirement plan is an individual retirement account as described in
          Section 408(a) of the Code, an individual retirement annuity as described in Section 408(b) of the Code, a tax-sheltered annuity as described in Section 403(b) of the Code, that accepts your eligible rollover distribution. However, in the case of an eligible rollover distribution to your surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

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10.  MAY I ASSIGN THIS CERTIFICATE, OR USE IT AS COLLATERAL FOR A LOAN?

     No. In order to qualify as a 403(b) annuity, your certificate is not transferable. Your certificate may not be sold, assigned, discounted or pledged as collateral for a loan. You are permitted to borrow amounts from your Fixed Interest Account balance within specified limits as described below (see item 11).

11.  MAY I BORROW MONEY UNDER MY CERTIFICATE?

     Yes, from the Fixed Interest Account balance only. The amount that is available for you to borrow will be determined based on your entire 403(b) account balance as described below. Loans are only available before income payments begin. How much you can borrow, how quickly you must repay it and various other restrictions are subject to Federal income tax requirements, which may change from time to time. Our loan application will tell you about the restrictions that apply at the time you apply for a loan. Loans will not be allowed for terms of less than one year or more than five years (15 years for the purchase of a principal residence).

     The total amount of loans outstanding at any time may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance of all loans from all plans of the employer during the 1 year period ending on the day before the date of the loan); or 50% of your account balance. However, to the extent permitted by law, we may permit loans not to exceed 80% if your account balance is less than $12,500 or not to exceed $10,000 if your account balance is between $12,500 and $20,000). We do not permit loans under $1,000.

     We will charge you interest at the rate of 5% on the amount you borrow from the date of the loan until the date the loan is repaid. When we make your loan, your account balance will not be reduced. Instead, the portion of your account balance equal to the outstanding loan will earn 3%, i.e. 2% less than the interest rate we charge on the loan. A nonrefundable loan application fee may be charged for each loan application. The amount of this fee is shown on the cover page.

     When we make your loan, your certificate's account balance will not be reduced. Instead, the portion of your Fixed Interest Account balance (determined on a first-in, first-out basis) from deposits first and then interest on such deposits equal to the outstanding loan will no longer earn the declared interest rates, but instead will earn 2% less than the rate we charge on the loan. Also, withdrawals and transfers will be restricted as described in item 5 above.

     The loan must be repaid at least quarterly in substantially level payments of principal and interest.

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     If you fail to pay on any loan repayment when it is due, we will treat it as a taxable distribution to you at the time of the default and withdraw the amount in default from your account balance, to the extent permitted by Federal income tax and Department of Labor rules. If we cannot withdraw the defaulted loan amount because of Code restrictions, the loan amount will continue to accrue additional interest until the withdrawal can be made. Such additional interest will be treated as a taxable distribution to you, and reported for the calendar year during which such additional interest is charged.

     Any default that is reported as a taxable distribution may be subject to an additional tax penalty for withdrawals before age 59 1/2.

     Notwithstanding anything in this certificate to the contrary, the terms of the loan are governed by Section 72(p) of the Code and any rules and regulations issued thereunder.

     Only one loan may be outstanding on your certificate at any time, unless we agree to allow more than one loan.

     We reserve the right to delay allowing any loan for up to months. We do not intend to do this except in an extreme emergency.

12.  ARE DIVIDENDS PAYABLE UNDER MY CERTIFICATE?

     No, your certificate is nonparticipating and does not share in any distribution of our surplus. All of our additions to your account balance will be made as earnings.

13.  ARE ADMINISTRATIVE FEES DEDUCTED FROM MY CERTIFICATE?

     No, we charge no administrative fees.

14.  HOW CAN I GET INFORMATION ABOUT MY CERTIFICATE AND ITS VALUE?

     At least twice each certificate year (except for the first certificate year), before income payments start, we will send you a statement with details on purchase payments, values, withdrawals, and other information about your certificate.

     If you need information at other times, please tell us.

     Anytime you have to tell us something (e.g., to request additional information, to make transfers, to change your allocation for new purchase payments, to make withdrawals), you must send written notice to our designated office unless we have set up some other procedure, such as notice by telephone.

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15.  CAN METLIFE GUARANTEE ME AN INCOME FOR AS LONG AS I LIVE OR FOR A WIDE
     CHOICE OF OTHER PERIODS?

     Yes. You can receive annuity income payments guaranteed for life on a monthly, quarterly, semiannual or annual basis. These annuity payments may also be guaranteed for at least five years, but not beyond your life expectancy or the joint life expectancy if there is more than one payee.

     Other payment programs which provide payments for a stated amount or a stated number of years are also available to the extent permitted by Federal income tax rules. The amount of each payment under an annuity must be at least $50.

     You may begin receiving annuity income payments at any date you choose after the certificate date if you tell us at least 30 days in advance (subject to the provisions of item 9). We will send you information and the necessary forms to sign, upon receipt of your request at our designated office. Once annuity income payments start, you will not be able to make cash withdrawals or change the choice of annuity payment.

     We will automatically send you information about payment programs when you attain age 70. If you do not choose an income plan, make a full cash withdrawal, or start to receive partial withdrawals in a manner that satisfies the Code by April 1 following the calendar year you attain age 70 1/2, we will automatically start annuity income payments on that date, for your lifetime with a guarantee that payments will be made for at least 10 years.

     If your date of birth is not correct on the application for your certificate, we will adjust the annuity income payments to agree with your correct age. If we have already made any payments that were wrong, we will increase or decrease future payments to pay or recover the difference, plus interest at 6%. We may require that you provide proof of age when annuity income payments are to start. We may also require proof that you are still alive on the due date of each annuity income payment.

16. WHAT HAPPENS IF I DIE BEFORE INCOME PAYMENTS START OR BEFORE THE DATE DISTRIBUTIONS ARE REQUIRED TO BE MADE?

     After we receive proof of death and a properly completed claim form, we will pay the death benefit (as of the date of settlement) to your beneficiary or permit him or her to select one of our available income plans. If you name no beneficiary (or none is alive when you die), we will pay the contingent beneficiary.

     If you name no contingent beneficiary (or none is alive when you die), we will pay your estate. If your estate or other non-natural person becomes entitled to

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

     payment, we will pay the entire death benefit in a lump sum to such person. Payment to more than one beneficiary or more than one contingent beneficiary will be in equal shares, unless you specify otherwise.

     The entire death benefit under this certificate must be distributed in a single sum by no later than the end of the calendar year which includes the fifth anniversary of your death. If, however, your beneficiary is a natural person, your beneficiary may choose an income plan for life or for a period of years not more than his or her life expectancy. The income payments must begin by the end of the calendar year following your death. If Treasury Regulations allow, we may permit our payments to start later.

     If your beneficiary is your spouse, then your spouse may continue your certificate as participant until the end of the calendar year that you would have reached age 70 1/2 at which time, he or she must begin to receive income payments under an income plan over his or her lifetime or over a period not exceeding his or her life expectancy. Your spouse cannot make any purchase payments to the certificate. After payments start, we may require proof that the payee is alive on the due date of each income payment.

     The death benefit is the greatest of:

     a. The entire account balance less any outstanding loan balance as of the date we receive proof of death and a properly completed claim form (no withdrawal charge will apply and no administrative fee will be deducted), or
     b. Total purchase payments made less any outstanding loan balance and any partial withdrawals, or
     c. The highest account balance as of the end of the calendar year in which any prior quinquennial (5th, 10th, 15th, etc.) certificate anniversary occurs, less any later partial withdrawals, charges and less any outstanding loan balance.

17. WHAT HAPPENS IF I DIE AFTER INCOME PAYMENTS START OR AFTER THE DATE THAT REQUIRED DISTRIBUTIONS HAVE BEGUN?

     After we receive proof of death and a properly completed claim form, income payments will continue to your beneficiary (even if the beneficiary is your spouse) for the balance of the guaranteed period, if any, for the income plan you chose. If the guaranteed period has already ended, no further payments will be made. If your estate (or other non-natural person) becomes entitled to payment, we will pay the value of any remaining payments, computed as of the date of death using the interest rate we use to set those payments, in a lump-sum to such entity. Payments to your beneficiary must be made at least as rapidly as under the method of distribution being used at the time of your death.

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

18.  WHO IS MY BENEFICIARY AND MAY I CHANGE MY BENEFICIARY?

     Your beneficiary is the person or persons you name to receive benefits in the event of your death. You may name a contingent beneficiary who would become the beneficiary if all the beneficiaries die before you do. If no beneficiaries or contingent beneficiaries are named, or if none is alive at your death, we will pay any benefits to your estate.

     You may change your beneficiary or contingent beneficiary at any time before income payments start. Ask us for our "Change of Beneficiary" form. The change will take effect as of the date you signed the form, but no change will bind us until it is recorded at our designated office.

     After income payments start, you may change the beneficiary for any future guaranteed income payments. If the payment is being made over two lifetimes and the other person survives you, he or she can change the beneficiary. The name of any person over whose life payment is being made cannot be changed.

19.  HOW ARE INCOME PAYMENTS THAT ARE GUARANTEED FOR LIFE CALCULATED?

     Life income payments are calculated as shown on page 14. As required by law, this shows the lowest payments that we could ever make--we expect our actual payments to be higher.

     Actual payments will not be less than those we would provide to a person in the same class under a single payment immediate annuity bought with an equal amount at the time annuity payments start.

20. CAN I ARRANGE FOR A SPECIFIC INCOME PLAN FOR MY BENEFICIARY TO TAKE EFFECT AFTER I DIE?

     Yes. You can choose an income plan for your beneficiary which we will honor at your death, unless you are already receiving income payments at that time.

21. CAN I MAKE TAX FREE TRANSFERS FROM OTHER METLIFE 403(B) CONTRACTS OR CERTIFICATES I OWN TO THIS CERTIFICATE?

     Yes, if both you and we agree. If agreed to and you do make a tax-free transfer as described in item 4(b), we will, for purposes of certificate withdrawal charges, credit your purchase payments with the time you held them under our other contracts and certificates prior to the time they were transferred.

22. DOES MY CERTIFICATE CONTAIN ALL THE PROVISIONS THAT MAKE UP MY ENTIRE CONTRACT WITH METLIFE?

     Yes, your certificate and any riders and endorsements included in it make up your entire contract with us. We will never contest the validity of this certificate. Changes in its provisions may only be made in writing by our President, Secretary, or a Vice-President. No provision may be waived or changed by any of our other employees, representatives or agents. Nothing in the group contract under which this certificate was issued takes away or reduces any of your rights under this certificate or under any law that applies to it.

                                TABLE OF VALUES
                     Minimum Fixed Interest Account Balance
                                     AGE 45
    For a Certificate without any partial withdrawals or outstanding loans.
  Basis: $1,000 annual deposit allocated to the Fixed Interest Account at the beginning of each year.
                    Assumes no transfer or exchange deposit.
            Values are not proportional for other purchase payments.


                            TABLE A                    TABLE B
  End of             Minimum         Guaranteed        Guaranteed
Certificate          Account       Minimum Account  Minimum Monthly
   Year              Balance         Withdrawal     Income At Age 70
                                       Value             Unisex
    1               $ 1,030.00        $  206.00         $ 10.26
    2               $ 2,090.90        $  418.90         $ 20.22
    3               $ 3,183.63        $  636.73         $ 29.89
    4               $ 4,309.14        $  861.83         $ 39.28
    5               $ 5,468.41        $1,093.68         $ 48.40
    6               $ 6,662.46        $1,332.49         $ 57.25
    7               $ 7,892.34        $1,578.47         $ 65.84
    8               $ 9,159.11        $1,831.82         $ 74.18
    9               $10,463.88        $2,092.78         $ 82.28
    10              $11,807.80        $2,361.56         $ 90.14
    11              $13,192.03        $2,638.41         $ 97.78
    12              $14,617.79        $2,923.56         $105.19
    13              $16,086.32        $3,217.26         $112.38
    14              $17,598.91        $3,519.78         $119.37
    15              $19,156.88        $3,831.38         $126.15
    16              $20,761.59        $4,152.32         $132.74
    17              $22,414.44        $4,482.89         $139.13
    18              $24,116.87        $4,823.37         $145.34
    19              $25,870.37        $5,174.07         $151.36
    20              $27,676.49        $5,535.30         $157.21
    AGE 60          $19,156.88        $3,831.38         $126.15
    AGE 65          $27,676.49        $5,535.30         $157.21
    AGE 70          $37,553.04        $7,510.61         $184.01

The guaranteed minimum interest rate used to determine the values shown above is 3%. Values during the year will include interest for the completed part of the year.

The guaranteed maximum account withdrawal values shown above equal 20% of the comparable minimum account balances and, therefore, assume there have not been any partial withdrawals in any prior certificate year.

Certificate values will never be less than the minimum benefits required by the law of the state where this certificate is delivered. On request, we will provide the method of computation and values for years not shown.

The guaranteed monthly income at age 70 is the minimum amount we would pay over your lifetime with a guaranteed payment period of 10 years, if you make no deposits after the year shown and you begin payments at that age 70. This and other income plans that you may choose are described in item 15. To compute minimum payments we use an interest rate of 3% and the 1983 Individual Mortality Table a (Metropolitan Adjusted).

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

                                     INDEX

          Subject                            Q&A #(s)  Page(s)
          -------                            -------   ------

Administrative Fees                               13       11
Assignment                                        10       10
Beneficiary                                       18       14
Cancellation                                       3        2
Computation of Values                             19       14
Contract and Authority                            22       15
Death Benefit                                 16, 17   12, 13
Definitions                                        1        1
Dividends                                         12       11
Fixed Interest Account                             6        5
Income Payments                               15, 19   12, 13
Information We Give You                           14       11
Loans                                             11       10
Purchase Payments                               2, 4     2, 3
Separate Account and Investment Divisions          7        6
Tax Rules                                          9        8
Transfers                                          8        7
Transfer from Other MetLife Contracts             21       14
Withdrawals                                        5        3

                                     NOTICE

When you write to us, please give us your name, address and certificate number.

Please notify us promptly of any address changes. We will write to you at your last known address.

Checks, drafts or money orders must be drawn to the order of MetLife. All payments must be made in U.S. currency.

                     PLEASE READ THIS CERTIFICATE CAREFULLY

                        MULTIFUNDED ANNUITY CERTIFICATE

ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT.

                                       17